THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 SEP 20 AM 9:50

82-3708

August 30, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N
WASHINGTON,

By Air Mail

SUPPL

Dear Sirs,

Subject : Submission of details as per clause 20 of the Listing Agreement for the year ended on 31st March, 2002

Pursuant to clause 20 of the listing Agreement, we furnish herewith the required details for the period from 1st October, 2001 to 31st March, 2002 approved by the Board of Directors of the Company at their meeting held on 30th August, 2002.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Encl : As above.

dlw 9/23

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

REVISED

Meeting of the Board of Directors
of the Company held
On 30th August, 2002

To:
All Stock Exchanges

Revised Statement as per clause 20 of the Listing Agreement

Name of the Company : THE ARVIND MILLS LIMITED
For the year ended : 31st March, 2002

[Rs.in crores]

	2001-02	2000-01
	6 months	18 months
1 Total Net Sales and other Receipts	713.40	1,875.64
2 PBDIT	152.55	200.75
(before deducting the following)		
(a) Interest & Finance Costs	58.25	478.33
(b) Depreciation	74.04	221.90
(c) Tax Liability	-	-
	132.29	700.23
3 Net Profit/(Loss)	20.26	(499.48)
Add:		
(a) Last years' Balance	(630.89)	(140.63)
(b) Transferred from Debenture Redemption Reserve	20.20	-
(c) Transferred from Investment Allowance (Utilised)Reser	-	9.00
(d) Transferred from Investment Allowance Reserve	-	0.22
(e) Transferred from General Reserve	32.59	-
(f) Set off against Reconstruction Reserve	456.63	-
Balance	(101.21)	(630.89)
4 Dividends		
(a) Equity Dividend	-	-
@ Rs.Nil on 17,59,62,404 Shares		
(Last year Rs.Nil)		
(b) Preference Dividend	-	-
@ Rs.Nil on 69,50,000 Shares		
(Last year Rs.Nil)		
5 Tax on Dividend	-	-
6 Balance carried forward	(101.21)	(630.89)

Date from which the Dividend is payable : Not Applicable

For The Arvind Mills Limited

Head (Legal & Secretarial)

Date : 30th August, 2002

Arvind